October 18, 2021

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 2:00pm on 10/18/21

Enclosure

[1] See Attachement for a comprehensive list of updates to Exhibits C & J

Attachment

Summary of changes made to Exhibit C:

- Allen Wilkinson was added as an Officer to the following: Direct Edge LLC, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Trading, Inc., Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Off-Exchnge Services, LLC, Cboe Global Indices, LLC, Hanweck Associates, LLC, Cboe Canada Holdings, ULC
- Stacie Fleming was added as an Officer to the following: Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Bo Chung was added as an Officer to Cboe Bats, LLC
- Geralyn Endo was added as an Officer to Cboe Bats, LLC
- Michael Hollingsworth was added as an Officer to Cboe Bats, LLC
- Adam Kreis was added as an Officer to Cboe Bats, LLC
- Vivek Kumar was added as an Officer to Cboe Bats, LLC
- Natan Tiefenbrun was added as an Officer to Cboe Bats, LLC
- Dave Howson was removed as an Officer on the following: Cboe BYX Exchange, Inc.,
- Bryan Harkins was removed as an Officer on thefollowing: Cboe FX Holdings, LLC, Cboe FX, Markets, LLC, Cboe FX Services, LLC, Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe Off-Exchange Services, LLC, Cboe Switzerland GmbH, Cboe Canada Holdings, ULC, MATCHNow GP ULC, BIDS Holdings GP LLC, BIDS Holdings LP, BIDS Trading, LP, BIDS Global Services, LLC, BIDS Trading Technologies, Ltd., BIDS Trading Limited, Cboe Fixed Income Markets, LLC
- Lisa Shemie was removed as an Officer on the following: Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Bats, LLC, Cboe Switzerland GmbH, Cboe Fixed Income Markets, LLC
- Jenny Trahant was removed as a Director on CBOE Europe B.V.
- Jenny Trahant was removed as an Officer on CBOE Europe B.V.
- Tom Zydenbos was added as an Officer to European Central Counterparty N.V.

Summary of changes made to Exhibit J:

- Allen Wilkinson was added as an Officer

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/18/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21009242

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/18/21 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: *Kyle Murray* [signature executed at 2:00pm on 10/18/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

<u>Exhibit C</u>

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. <u>Cboe EDGA Exchange, Inc.</u>

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. Name: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O’Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Brian Schell

   <u>Current Officers</u>
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Allen Wilkinson (VP and Controller)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Brian Schell (EVP, CFO and Treasurer)

- J. Patrick Sexton (EVP, General Counsel, and Secretary)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Richard Balarkas
- Eleanor Beasley
- Julian Corner
- Angelo Evangelou
- Rebecca Fuller
- Ted Hood
- Dave Howson
- Kristian West
- John Woodman

<u>Current Officers</u>

- Dave Howson (Chief Executive Officer)
- Antonio Amelia (Secretary)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Nick Dutton (Chief Regulatory Officer)
- Tim Lipscomb (Chief Operations Officer)

- Stephanie Renner (CFO)
- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, International Expansion and Business Development)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Managers

- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Eric Crampton (EVP, Chief Technical Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)

- Jill Griebenow (SVP & Chief Accounting Officer)
- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

<u>Audit Committee</u>
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

<u>Nominating and Governance Committee</u>
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

<u>Indemnity Committee</u>
- Ed Tilly

<u>ATS Oversight Committee</u>

- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)

- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - Geralyn Endo (VP, Global DnA Client Engagement)

- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Stacie Fleming (SVP, Marketing and Communications)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Deborah Koopman (VP, Investor Relations)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Laura Morrison (SVP, Global Head of Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. <u>Cboe UK Limited</u>

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. <u>Signal Trading Systems, LLC</u>

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

FF. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited
   - Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson

   Current Officers
   - Ade Cordell
   - Ruben Hilhorst (Head of Compliance)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. <u>Cboe Europe Indices B.V.</u>

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   <u>Current Officer</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
Address: Strawinskylaan 1847, Tower I, Level 3
1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Supervisory Board</u>
- John Deters
- Dave Howson
- Stephanie Renner
- Clotilde Bouchet (Independent)
- Peter Bezemer (Independent)

<u>Management Board</u>
- Cecile Nagel
- Arnoud Siegmann

<u>Current Officer</u>
- Cecile Nagel (CEO)
- Arnoud Siegmann (Chief Risk Officer)
- Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: Suite 2600, Three Bentall Centre, 595
   Burrad St., PO Box 49314, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. <u>BIDS Trading, LP</u>

1. *Name*: BIDS Trading, LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   -

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. <u>BIDS Trading Technologies, Ltd.</u>

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Sik Ngai (President & Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: 20-22 Bedford Row, London, WC1R 4JS, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Marybeth Shay
   - Simon Monson

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC

Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers

- Ed Tilly (President and Chief Executive Officer)
- Kevin Carrai (Vice President)
- Catherin Clay (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jonathan Weinberg (President)
   - J. Patrick Sexton (Secretary)
   - Vivian You (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. <u>Chi-X Asia Pacific Holdings Limited</u>

1. *Name*: Chi-X Asia Pacific Holdings Limited
Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- David Howson (Chair & CEO)
- Christopher Andrew Isaacson
- John Frederick Deters

<u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. <u>Chi-X Global Technology (Hong Kong) Limited</u>

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Chi-X Australia Pty Ltd

1. *Name*: Chi-X Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. Chi-X Japan Limited

1. *Name*: Chi-X Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-X Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. <u>Chi-X Japan Services Limited</u>

1. *Name*: Chi-X Japan Services Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. Chi-X Global Technology (Philippines) Inc.

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Eric Crampton (Chair)
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. <u>Cboe ETF.com, Inc.</u>

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

OOO. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

   Indication of whether such business or organization ceased to be associated with the applicant during previous year: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

<u>Exhibit J</u>

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17		02/11/19 – Change in title
Jen Browning		Vice President, Head of Human Resources		07/29/19		
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15		02/11/19 – Change in title
Brittany Carter		VP, Financial Planning and Analysis		02/02/21		
Cole Chmielewski		Vice President, Operations		02/22/20		
Catherine Clay		EVP, Head of Data and Access Solutions		02/13/18		03/23/21 – Change in title

Gary Compton		Vice President, Communications		07/30/18		02/11/19 – Change in title
Jeff Connell		Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Brent Coonrod		Vice President, Software Engineering		01/07/19		
Eric Crampton		Senior Vice President, CTO		05/12/15		01/14/19 – Change in title
Arianne Criqui		Senior Vice President, Head of Options and Global Client Services		01/07/19		03/23/21 – Change in title
Gina DeRaimo		Senior Vice President, Head of Business Optimization		01/07/20		04/20/21 – Change in title
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		02/11/19 – Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Senior Vice President, Chief Audit Executive		02/28/17		02/11/19 – Change in title
Angelo Evangelou		SVP, Chief Policy Officer		02/11/20		
Stacie Fleming		SVP, Marketing and Communications		02/02/21		
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow		Senior Vice President & Chief Accounting Officer		08/15/18		
John Hiatt		Vice President, Product Development		02/11/19		

Rob Hocking		Senior Vice President, Head of Derivatives Strategy		12/17/18		
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Dave Howson		EVP and President, Cboe Europe		02/11/20		
Adam Inzirillo		SVP, Head of U.S. Equities		10/28/19		
Chris Isaacson		Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Brett Johnson		Vice President, Software Engineering		01/07/19		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		10/30/19 – Change in title
Marc Magrini		Vice President, Administration		02/13/18		
Emily Mitchell		Vice President, Tax		02/11/20		
Michael Mollet		VP, Head of Futures		10/28/19		10/02/2- Change in title
Anthony Montesano		Vice President, TSD and Membership Services		02/13/18		
Laura Morrison		Senior Vice President, ETP Listings		05/12/15		03/01/18 - Change in title
Kyle Murray		VP and Associate General Counsel		10/28/19		
Dennis O'Callahan		VP, Multi-Asset Product Development		02/02/21		
Dan Overmyer		Vice President, Options Regulation		12/17/18		
John Palmer		VP, Business Development		02/02/21		

Hemang Patel		VP, Project Management		02/02/21		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
Brian N. Schell		Executive Vice President, Chief Financial Officer, Treasurer		02/10/15		
Curt Schumacher		Vice President, Infrastructure		02/13/18		02/11/19 – Change in title
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		02/28/17		03/01/18 - Change in title
Steven Sinclair		Vice President, Systems Development		02/13/18		
Eileen Smith		Vice President, Data and Analytics		02/13/18		02/11/19 – Change in title
Ed Tilly		President and CEO		02/28/17		01/14/19 – Change in title
Allen Wilkinson		VP and Controller		02/02/21		
Omarr Woodhouse		VP, Operations		02/02/21		
Troy Yeazel		Senior Vice President, Operations		11/02/15		
Umesh Yerram		VP, Chief Information Security Officer		02/02/21		
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Michael Trees		Vice President, Trading System Development		02/13/18		01/03/2020
Mark Hemsley		Senior Vice President		01/07/20		02/28/20
Lawrence Bresnahan		Vice President, Market & Member Regulation		02/13/18		06/26/20

Aaron Weissenfluh		Vice President, Chief Information Security Officer		02/10/15		08/14/20
Carol Kennedy		SVP, Chief Communications Officer		02/11/20		12/31/20
Vivian Yiu		Vice President, FX Chief Operating Officer		11/01/16		02/02/21
Bryan Harkins		Executive Vice President, Head of Markets Division		02/10/15		03/24/21
Jackie Hancock		Vice President, Controller		11/01/18		06/11/21

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Ed Tilly		Chairman & Director		02/28/17		
Bruce Andrews		Director		02/13/18		
Kevin Murphy		Director		02/13/18		
Jill Sommers		Director		10/26/15		
David Roscoe		Director		10/13/10		
Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers